                                                                    Exhibit 99.4

                                  [WIPRO LOGO]

                                   PROXY FORM

WIPRO LIMITED
Registered Office:

Doddakannelli, Sarjapur Road

BANGALORE 560 035

Reg. Folio No./Demat Account No.__________________

I/We____________________________________________________________________________

of_______________________________in the District of_____________________________

___________________________________________being a member/members of the Company thereby appoint______________________________of______________ in the District of

___________________________as my/our proxy to vote for me/us on my/our behalf at the FIFTY SIXTH ANNUAL GENERAL MEETING of the Company to be held on July 18, 2002 and at any adjournment thereof.

Signed this____________________day of_________ 2002


                                                                         Affix
                                                                       One Rupee
                                                                        Revenue
                                                                        Stamp

NOTE: The proxy form must be deposited at the Registered Office of the Company not later Than 48 hours before the time of holding the Meeting.

--------------------------------------------------------------------------------

                                 ATTENDANCE SLIP

WIPRO LIMITED
Registered Office:
Doddakannelli, Sarjapur Road
BANGALORE 560 035

FIFTY SIXTH ANNUAL GENERAL MEETING ON JULY 18, 2002

Reg. Folio No./Demat Account No.____________________

I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.

I hereby record my presence at the FIFTY SIXTH ANNUAL GENERAL MEETING of the Company to be held at________________________________ on July 18, 2002.

Member's/Proxy's name in BLOCK letters             Member's/Proxy's Signature